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The Board of Directors of Royal Group Technologies Limited

We consent to inclusion in the Form 40-F of the Company of our report dated April 29, 2006, relating to the consolidated balance sheets of the Company as at December 31, 2005 and December 31, 2004 and the related consolidated statements of earnings, retained earnings and cash flows for each of the years ended December 31, 2005 and December 31, 2004.



/s/ KPMG LLP



Chartered Accountants
Toronto, Canada

April 29, 2006









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